UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dynavax Technologies Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

268158201

(CUSIP Number)

David Kroin

Deep Track Capital, LP

200 Greenwich Ave, 3rd Floor

Greenwich, CT 06830

(203) 409-0810

with a copy to

Richard M. Brand

Daniel P. Raglan

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Deep Track Biotechnology Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,526,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,526,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,526,486
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%*
14.	Type of Reporting Person (See Instructions) OO

*

All percentage calculations set forth herein are based upon the aggregate of 131,044,383 shares of Common Stock (as defined below) outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2024.

1.	Names of Reporting Persons Deep Track Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,526,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,526,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,526,486
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%*
14.	Type of Reporting Person (See Instructions) IA

*

All percentage calculations set forth herein are based upon the aggregate of 131,044,383 shares of Common Stock (as defined below) outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

1.	Names of Reporting Persons David Kroin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,526,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,526,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,526,486
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.56%*
14.	Type of Reporting Person (See Instructions) IN

*

All percentage calculations set forth herein are based upon the aggregate of 131,044,383 shares of Common Stock (as defined below) outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Dynavax Technologies Corporation, a Delaware corporation (the “Issuer”) having its principal executive offices at 2100 Powell Street, Suite 720, Emeryville, California 94608.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by:

(i)	Deep Track Biotechnology Master Fund, Ltd., a Cayman Islands exempted company (“DTBMF”);

(ii)	Deep Track Capital, LP, a Delaware limited partnership (“Deep Track LP”); and

(iii)	David Kroin, a citizen of the United States of America (“Mr. Kroin” and, together with Deep Track LP and DTBMF, the “Reporting Persons”).

(b) The address of the principal business and office of each of Deep Track LP and Mr. Kroin is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. The address of the principal business and office of DTBMF is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, KY1-9001, Cayman Islands.

(c) DTBMF’s principal business is to invest in securities.

Deep Track LP’s principal business is to serve as the investment manager of DTBMF.

Mr. Kroin’s principal occupation is as an investor and to serve as managing member of the general partner of Deep Track LP.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein were purchased by the Reporting Persons for an aggregate investment cost of $143,980,354.34 (including commissions and other fees). The source of funds used by the Reporting Persons to purchase such shares of Common Stock was derived from the capital of DTBMF.

Unless noted above, no part of the purchase price for such Common Stock was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons have been investors in the securities of the Issuer for more than a year.

The Reporting Persons intend to engage in discussions with the Issuer’s management and board of directors (the “Board”) about a variety of topics relating to the Issuer’s performance, business, operations, strategic opportunities, governance (including Board composition), and optimal use of excess cash (which the Reporting Persons believe would be best deployed by returning capital to shareholders rather than in-licensing of capital intensive development stage drug candidates or unnecessary business combinations or dispositions involving the Issuer or certain of its businesses).

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, disposing of shares of Common Stock, acquiring other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock, or proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The Reporting Persons each beneficially owns an aggregate of 12,526,486 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 9.56% of the outstanding shares of Common Stock, based on 131,044,383 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.

(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock.

On September 16, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and between the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated September 16, 2024, among the Reporting Persons.

Exhibit 99.2	Trading Data

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2024	DEEP TRACK BIOTECHNOLOGY MASTER FUND, LTD.

	By:	/s/ David Kroin
Name: David Kroin, Director

Date: September 16, 2024	DEEP TRACK CAPITAL, LP

	By:	/s/ David Kroin
Name: David Kroin, Managing Member of the General Partner of Deep Track Capital, LP

Date: September 16, 2024	DAVID KROIN

	By:	/s/ David Kroin
David Kroin